UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00165C104	Page 2 of 10

1.	Names of Reporting Persons. SLA CM Avatar Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of AMC Entertainment Holdings, Inc. (the “Issuer”) which would be received upon conversion of $450 million principal amount of 2.95% Convertible Senior Notes due 2024 (the “Convertible Notes”) held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 3 of 10

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 4 of 10

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 5 of 10

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 6 of 10

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 7 of 10

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million principal amount of Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million principal amount of Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) is being filed by SLA CM Avatar Holdings, L.P. (“SLA Avatar”), SLA CM GP, L.L.C. (“SLA GP”), SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”), Silver Lake Alpine Associates, L.P. (“SLAA”), SLAA (GP), L.L.C. (“SLAA GP”), and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Avatar, SLA GP, SLA GP LLC, SLAA and SLAA GP, “Silver Lake” or the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on May 1, 2020 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons by virtue of their direct and indirect beneficial ownership of 2.95% Convertible Senior Notes due 2024 of the Issuer (“Convertible Notes”).

The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2.	Identity and Background

The information regarding the managing partners of SLG set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 23,746,680 shares of the Issuer’s Class A Common Stock, or 31.1% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is based on the 23,746,680 shares of Class A Common Stock which would be received upon conversion of the $450 million aggregate principal amount of Convertible Notes held by SLA Avatar. In addition, SLAA, SLAA GP and SLG may be deemed the beneficial owner over an additional 7,915,560 shares of Class A Common Stock which would be received by Sargas Investment Pte. Ltd., (the “Syndication Purchaser”), an entity not affiliated with the Reporting Persons, upon conversion of the $150 million aggregate principal amount of Convertible Notes it holds, based on the rights granted to Silver Lake under a note purchase agreement (the “Syndication Note Purchase Agreement”), as further described below in Item 6 of the Original Schedule 13D. As a result, in the aggregate, SLAA, SLAA GP and SLG may be deemed the beneficial owner over 31,662,240 shares of Class A Common Stock, or 37.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act. The shares of Class A Common Stock which would be received upon conversion of the total $600 million aggregate principal amount of Convertible Notes reported herein would equal approximately 23.3% of the total common stock of the Issuer which would be outstanding following such conversion, representing approximately 13.2% of the total voting power of all common stock which would be outstanding following such conversion.

Calculations of beneficial ownership and voting power described herein are based (i) on the current conversion rate of the Convertible Notes of 52.7704 shares of Class A Common Stock which would be delivered upon conversion of each $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock, and (ii) 52,549,593 shares of Class A Common Stock and 51,769,784 shares of Class B common stock of the Issuer outstanding as of June 8, 2020, as set forth in the Issuer’s Definitive Proxy Statement, filed on June 10, 2020.

8

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Commitment to Purchase First Lien Notes

On July 10, 2020, the Issuer entered into a commitment, transaction support and fee letter (the “Commitment Letter”) with Silver Lake Alpine, L.P. and Silver Lake Alpine (Offshore Master), L.P., affiliates of the Reporting Persons (the “Silver Lake Funds”), pursuant to which the Silver Lake Funds agreed, subject to the closing of certain capital structure transactions with the holders of the Issuer’s existing subordinated notes, contemplated by the certain Transaction Support Agreement among the Issuer and certain of such persons, dated July 10, 2020 (the “Transactions”), (i) that the Silver Lake Funds or their affiliates will purchase $100 million of the Issuer’s 10.5% First Lien Secured Notes due 2026 (“First Lien Notes”) at a cash purchase price of 90% of the principal amount thereof less a 2% arranger discount and (ii) that Silver Lake would provide its consent, as a holder of a majority of the Convertible Notes, to an amendment to the indenture governing the Convertible Notes that will permit the incurrence of all indebtedness of the Issuer and its subsidiaries contemplated by the Transactions and an additional $100 million of basket availability of first lien indebtedness.

As a condition to Silver Lake’s obligations described above, the Issuer would be required to enter into an amendment and exchange of the Convertible Notes pursuant to which the maturity of the Convertible Notes would be extended from September 15, 2024 to May 1, 2026 and a first-priority lien on certain collateral would be granted to secure indebtedness thereunder.

The parties’ obligations under the Commitment Letter are subject to various conditions set forth therein, including consummation of the Transactions, execution of definitive documentation, accuracy of certain representations and warranties and payment of fees and expenses. The Commitment Letter contains customary indemnification and confidentiality obligations.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference. A further description of the Transaction Support Agreement described above is provided in the Issuer’s Current Report on Form 8-K, filed on July 10, 2020.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

F.	Commitment, Transaction Support and Fee Letter, dated July 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on July 10, 2020).

9

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2020

SLA CM Avatar Holdings, L.P.
	By:	SLA CM GP, L.L.C. its general partner

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SLA CM GP, L.L.C.

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SL Alpine Aggregator GP, L.L.C.
	By:	Silver Lake Alpine Associates, L.P., its managing member
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

SLAA (GP), L.L.C.
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing partners of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.